EXHIBIT 99.1

Press release dated April 28, 2014 Suncor Energy reports first quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (operating earnings, cash flow from operations, free cash flow, return on capital employed (ROCE) and Oil Sands cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Edmonton, Alberta (April 28, 2014) – “We delivered the best financial quarter on record,” said Steve Williams, president and chief executive officer. “Investments made at Oil Sands increased our operational flexibility, allowing us to produce higher margin barrels. Our integrated model combined with improved market access allowed us to maximize the value of every barrel we produced.”

•                  Record operating earnings of $1.793 billion ($1.22 per common share), including record operating earnings for Refining and Marketing, and net earnings of $1.485 billion ($1.01 per common share).

•                  Record cash flow from operations of $2.880 billion ($1.96 per common share).

•                  Free cash flow of $3.226 billion for the twelve months ended March 31, 2014.

•                  Strong upgrader reliability drove a quarterly production record for synthetic crude oil (SCO) of 312,200 barrels per day (bbls/d), including a strong sweet mix and overall production of 389,300 bbls/d for Oil Sands operations.

•                  Increased pipeline and rail capacity has further strengthened our integrated model and access to better market prices.

Financial Results

Suncor Energy Inc. delivered record-breaking financial results in the first quarter of 2014, including record operating earnings of $1.793 billion ($1.22 per common share) and record cash flow from operations of $2.880 billion ($1.96 per common share), compared to $1.367 billion ($0.90 per common share) and $2.284 billion ($1.50 per common share), respectively, in the first quarter of 2013. These results were led by strong upstream price realizations driven in part by favourable foreign exchange and increased inland crude pricing. In addition, strong upgrader reliability and operational flexibility contributed to record SCO production and a favourable production mix at Oil Sands operations. Suncor’s integrated model and increased market access enabled the company to optimize upstream price realizations and capture record refining margins, despite a decrease in benchmark crack spreads. These factors were partially offset by lower production in the Exploration and Production segment and higher natural gas prices.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

For the twelve months ended March 31, 2014, free cash flow increased to $3.226 billion, compared to $2.638 billion for the twelve months ended March 31, 2013.

Net earnings were $1.485 billion ($1.01 per common share) for the first quarter of 2014, compared with net earnings of $1.094 billion ($0.72 per common share) for first quarter of 2013. Net earnings for the quarter were impacted by the inclusion of an after-tax foreign exchange loss on the revaluation of U.S. denominated debt of $308 million, compared to $146 million in the prior year quarter, in addition to the factors that affected operating earnings. Net earnings for the first quarter of 2013 also included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project.

Operating Results

Suncor’s strong quarterly results were supported by a more profitable portfolio comprised of nearly 100% crude-oil weighted production, compared to 92% in the prior year quarter. Suncor’s total upstream production was 545,300 barrels of oil equivalent per day (boe/d) in the first quarter of 2014, a decrease from 596,100 boe/d in the first quarter of 2013, reflecting the sale of the conventional natural gas business and the shut-in of production in Libya, which was partially offset by higher production in Oil Sands.

Production volumes for Oil Sands operations increased to 389,300 bbls/d in the first quarter of 2014, compared to 357,800 bbls/d in the prior year quarter. The company reached a SCO production record of 312,200 bbls/d in the first quarter of 2014, which included a 21% increase in sweet production compared to the prior year quarter due to improved upgrader reliability. Bitumen supply from the company’s mining and in situ operations increased over the prior year quarter due to completion of the Firebag ramp up and commissioning of hot bitumen infrastructure assets that enabled the company to unlock previously constrained mining capacity. However, production was tempered by unplanned maintenance in mining, extraction and at MacKay River, planned six-week coker maintenance that began in March and, to a lesser extent, continued third-party natural gas curtailments. Suncor took advantage of its operational flexibility by redirecting Firebag bitumen to the upgrader during the unplanned maintenance to maximize the production of higher value barrels.

Cash operating costs per barrel (bbl) for Oil Sands operations in the first quarter of 2014 increased to an average of $35.60/bbl, compared to $34.80/bbl in the first quarter of 2013, primarily due to a $2.10/bbl increase in natural gas costs.

“We continue to deliver on our commitment to operational excellence through improved reliability at our Oil Sands upgraders,” said Williams. “This quarter, we achieved nearly 90% utilization at our upgraders which drove a SCO production record, all while performing planned maintenance activities in the latter part of the quarter. We will continue to focus on reliability improvements at our extraction operations and across our full suite of assets to drive additional value.”

Suncor’s share of Syncrude production increased to 35,100 bbls/d in the first quarter of 2014 from 31,200 bbls/d in the first quarter of 2013, due to improved reliability in the first quarter of 2014.

Production volumes for the Exploration and Production segment decreased to 120,900 boe/d in the first quarter of 2014, compared to 207,100 boe/d in the same period of 2013, primarily due to the sale of the company’s conventional natural gas business and the shut-in of production in Libya, partially offset by higher production from East Coast Canada and Buzzard.

The Refining and Marketing segment continued to demonstrate strong reliability in the first quarter of 2014 with refinery utilization of 96%, consistent with the prior year quarter. The company completed a four-week planned maintenance event at the Commerce City refinery in the first quarter of 2014.

Strategy Update

The company allocates its capital according to a clear set of priorities: ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. In the first quarter of 2014, Suncor delivered value to shareholders through $384 million in share repurchases and $338 million in dividends ($0.23 per common share), representing an increase of greater than 70% over dividends paid in the prior year quarter.

Suncor also received approval in the first quarter of 2014 to purchase for cancellation an additional $1.0 billion worth of common shares under its share repurchase program. As at April 21, 2014, the total amount remaining for repurchase under the current program was $1.4 billion.

Investing in Integration and Market Access

“The successful implementation of our long-term market access strategy positions us well for the future,” said Williams. “We secured new pipeline capacity to the U.S. Gulf Coast and increased our ability to transport inland priced crude by rail to the Montreal refinery. The anticipated reversal of Enbridge’s Line 9, combined with increased rail access is expected to further improve profitability of the Montreal refinery by increasing the company’s flexibility to transport 100% inland crudes to the refinery.”

Suncor’s strong financial quarter was in part due to further integration and market access initiatives that ramped up in the first quarter of 2014. Refining and Marketing increased rail shipments of inland priced crudes to the Montreal refinery and rail shipments are expected to reach capacity of approximately 35,000 bbls/d in the second quarter of 2014. The company also started transporting heavy crude on its capacity on TransCanada’s Gulf Coast pipeline which has provided more than 70,000 bbls/d of increased access to U.S. Gulf Coast pricing for both light and heavy crudes. The company’s integrated model and strong market access position resulted in Suncor capturing global-based pricing on almost 96% of its upstream production in the first quarter of 2014.

On March 6, 2014, Enbridge’s Line 9 pipeline received regulatory approval to reverse a portion of the pipeline that starts in northern Ontario and ends in Montreal. The anticipated reversal of Line 9 combined with increased rail access to the East is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in 2015.

Oil Sands Operations

At Oil Sands, upgrader reliability has improved following the Upgrader 1 turnaround in 2013 and other recent maintenance activities. Planned maintenance activity in 2014 is expected to be minimal in comparison to previous years, with a focus on sustaining and steadily improving asset reliability.

Investment in the tailings management process and water management strategy continues to be an area of focus. As part of the water management strategy, Suncor plans to commission a water treatment plant in the second quarter of 2014, which is expected to reduce freshwater withdrawal, increasing the reuse and recycling of waste water.

In April 2014, the company reached a milestone by achieving first steam on the well pads associated with the MacKay River facility debottleneck project, with first oil expected in the third quarter of 2014. The project is intended to increase production capacity by approximately 20% for a total capacity of 38,000 bbls/d by the end of 2015. Suncor also continues to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d, with first oil expected in 2017. In addition, Suncor continues to advance further debottlenecking initiatives of logistics infrastructure and Firebag facilities.

Oil Sands Ventures

Fort Hills project activities were focused on detailed engineering, procurement and the ramp up of field construction activities. The project is expected to provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity achieved within twelve months.

Exploration and Production

Building on the major milestones reached in 2013, drilling activities began at the Golden Eagle project in the first quarter of 2014. The project remains on track to achieve first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure and topsides continued for the Hebron project in the first quarter of 2014; the project is expected to achieve first oil in 2017.

The company has multiple extension projects underway, which leverage existing facilities and infrastructure. Following the completion of subsea installation for the Hibernia Southern Extension Unit in 2013, drilling activities began in the first quarter of 2014. Fabrication continued for the second phase of the South White Rose Extension project in the first quarter of 2014. Collectively, these extension projects are expected to increase overall production and extend the productive life of the existing fields starting in 2015. A sanction decision for further expansion into the West White Rose field is targeted for late 2014.

Operating Earnings Reconciliation (1)

	Three months ended March 31
($ millions)	2014	2013
Net earnings	1 485	1 094
Unrealized foreign exchange loss on U.S. dollar denominated debt	308	146
Net impact of not proceeding with the Voyageur upgrader project(2)	—	127
Operating earnings	1 793	1 367

(1)         Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)         Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

Corporate Guidance

Suncor has updated its previously issued 2014 corporate guidance to revise its assumption for natural gas price (AECO – C spot) to Cdn$4.50/gigajoule from Cdn$3.86/gigajoule. For further details regarding Suncor’s 2014 revised corporate guidance, as well as the related assumptions and risk factors, see suncor.com/guidance .

Non-GAAP Financial Measures

Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the management’s discussion and analysis dated April 28, 2014 (the “MD&A”) and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: the company’s capital allocation plans and its clear set of priorities around same; the anticipated reversal of Enbridge’s Line 9 pipeline, combined with increased rail access to the East, is expected to increase the profitability of the Montreal refinery by increasing the company’s flexibility to supply the Montreal refinery with a full slate of inland priced crude in 2015; the company expects that rail shipments of inland crudes to the company’s Montreal refinery are expected to reach capacity of approximately35,000 bbls/d in the second quarter of 2014; the company expects planned maintenance at Oil Sands to be minimal in comparison to previous years, with a focus on sustaining and steadily improving upgrader reliability in 2014; the company expects to commission a water treatment plant at Oil Sands Base in the second quarter of 2014, which is expected to reduce freshwater withdrawal, increasing the reuse and recycling of waste water; the debottlenecking project at the MacKay River facilities is expected to increase production capacity by approximately 20% by the end of 2015 for a total capacity of 38,000 bbls/d, with first oil expected in the third quarter of 2014; the company expects to continue to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d with first oil in 2017; the expectation that the Fort Hills project will provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity achieved within twelve months; the Golden Eagle project is expected to achieve first oil in late 2014 or early 2015; the Hebron project is expected to achieve first oil in 2017; the Hibernia Southern Extension Unit and South White Rose extension project are expected to increase the overall production and extend the productive life of the existing fields starting in 2015; and a sanction decision for further expansion into the West White Rose field is targeted for late 2014.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as Suncor’s current disagreement with the Canada Revenue Agency relating to the settlement of certain derivative contracts, including the risk that Suncor may not be able to successfully defend its original filing position if it is reassessed and ultimately be required to pay increased taxes as a result, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information, Form 40-F and Annual Report to Shareholders, each dated February 28, 2014, and the First Quarter Report and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

A full copy of Suncor’s first quarter 2014 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s first quarter results, visit suncor.com/webcasts.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com